1401 Harbor Bay Parkway

Alameda, CA 94502

Tel 510 749 4200

Fax 510 749 6200

www.celera.com

July 23, 2010

Via EDGAR and FedEx

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Celera Corporation

Form 10-K filed March 10, 2010

Form 10-Q filed May 5, 2010

Schedule 14A filed April 14, 2010

File No. 001-34116

Dear Mr. Rosenberg:

This letter sets forth the responses of Celera Corporation (the Company) to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) relating to the above referenced filings, contained in your letter dated July 12, 2010 (the Comment Letter). We have repeated the text of your comments in italics and followed each with our response.

Form 10-K for the Year Ended December 26, 2009

Item 1. Business, page 4

Comment No. 1:

We note the discussion of your license and collaboration agreements with Abbott Laboratories, Beckman Coulter, Inc. and Siemens Medical Solutions Diagnostics in the Business section of the filing. Please disclose the term and termination and royalty rate provisions of each. We note that the company has been granted confidential treatment on the specific royalty rates themselves; therefore, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Response to Comment No. 1:

In connection with the disclosure requested by the Staff relating to our distribution and royalty agreements with Abbott Laboratories (Abbott), we propose to make the following disclosure, or substantially similar disclosure, in “BUSINESS – Products Business – Relationship with Abbott” or in a corresponding section of our next Annual Report on Form 10-K:

In December 2008, the strategic alliance with Abbott was terminated, effective October 1, 2008 and the parties entered into a distribution agreement and a royalty agreement. Under the terms of the distribution agreement, Abbott is now the exclusive distributor for a specified group of our diagnostic products. The distribution agreement expires on October 1, 2013 and will renew automatically for two successive 24-month periods unless a party gives advance notice of termination. Either party may terminate the distribution agreement if the other party becomes insolvent or materially breaches the terms of the agreement. Under the terms of the royalty agreement, we receive single-digit percentage royalties on the sale by Abbott of m2000 reagents, instruments, service and related consumables, which royalty rates gradually decline after 2012 until the expiration of the agreement on October 1, 2017. Under the terms of the royalty agreement, Abbott receives low single-digit percentage royalties on the sale of certain Celera genetic products. Either party may terminate the royalty agreement if the other party becomes insolvent or materially breaches the terms of the agreement. For more information, see Note 20 to our consolidated financial statements in this Annual Report on Form 10-K.

We have evaluated our disclosure relating to our collaboration agreements with Abbott (which are separate and apart from the distribution and royalty agreements mentioned above). We have not received any significant payments from Abbott under these collaboration agreements, and the research and development programs covered by our collaboration agreements with Abbott may never result in any therapeutic product candidates or lead to any commercialized therapeutic products that generate any revenue for us. As a result, we do not believe that these agreements are material to our business or results of operations, and we do not expect them to be material in the future. In connection with the preparation of our next Annual Report on Form 10-K, we will reevaluate whether these agreements are material to us. If, as currently expected, we determine that these agreements are not material at that time, we will revise or delete the related disclosure. If we determine that the agreements are material at that time, we will provide the requested disclosure regarding the term and termination and royalty rates under the agreements.

We have also evaluated our disclosure regarding the license agreements with Beckman Coulter, Inc. (Beckman Coulter) and Siemens Medical Solutions Diagnostics (Siemens). Based on this review, we believe that the Beckman Coulter and Siemens agreements referred to in the Staff’s comment are no longer material to our business or results of operations. In our Annual Report on Form 10-K for the year ended December 26, 2009, we disclosed that we received in the fourth quarter of 2008 the last quarterly installment of $2.0 million of an aggregate $20.0 million payment due under the license agreements with Beckman Coulter. Similarly, we disclosed that we received in the fourth quarter of 2009 the last quarterly installment of $2.4 million of an aggregate $24.0 million payment under the license agreement with Siemens. Although we are entitled to receive ongoing royalties under these license agreements relating to certain products commercialized by Beckman Coulter or Siemens in the diagnostic field, these royalty payments have not been material to our business or results of operations in the past, and we do not expect them to be material in the future. For the year ended December 26, 2009, we received no royalty payments from Beckman Coulter and earned royalties of approximately $100,000 from Siemens. As such, in connection with the preparation of our next Annual Report on Form 10-K, we will reevaluate whether the Beckman Coulter and Siemens license agreements are material to our business and results of operations. If, as currently expected, we determine that these agreements are no longer material, we will revise or delete the related disclosure and remove these agreements from the list of material contracts filed or incorporated by reference as exhibits to the report. If we determine that the Beckman Coulter or Siemens agreements are material at that time, we will provide the requested disclosure regarding the term and termination and royalty rates under the agreements.

Proteomics Collaborations, page 16

Comment No. 2:

We note the discussion starting in the second to last paragraph on page 16 of your two-year exclusive license agreement with Merck & Co., Inc. Please quantify the license fees, total potential milestone payments and royalty rate under the agreement. We note that the company has been granted confidential treatment on the specific royalty rate itself; therefore, either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.

Response to Comment No. 2:

In response to the Staff’s comment, we have evaluated our disclosure relating to our two-year exclusive license agreement with Merck & Co., Inc. (Merck). In April 2008, we entered into the exclusive license agreement with Merck, and received an upfront license fee of $500,000. We have not received any other milestone or royalty payments under this agreement. Although Merck has access under the agreement to up to ten therapeutic targets for the development of RNA interference-based therapeutics, Merck did not select any targets during the initial term of the agreement, nor has Merck selected any targets to date under an extension term of the agreement that expires in March 2011. Merck may never select any targets under the agreement, and any targets that it does select may not be advanced successfully. We may never receive any revenue in the form of additional milestone payments or royalties under our agreement with Merck, and we do not expect to receive any such payments in the foreseeable future. As a result, we do not believe that this agreement is material to our business or results of operations, and we do not currently expect it to be material in the future; as such, we have not previously filed this agreement as a material contract. In connection with the preparation of our next Annual Report on Form 10-K, we will reevaluate whether this agreement is material to us. If, as currently expected, we determine that this agreement is not material at that time, we will revise or delete the related disclosure. If we determine that the agreement is material at that time, we will provide the requested disclosure regarding the term and termination and royalty rates under the agreement.

Patents and Other Intellectual Property, page 23

Comment No. 3:

Please include a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Response to Comment No. 3:

With respect to the Staff’s comment above, we propose to add the following disclosure as the penultimate paragraph of the section entitled “BUSINESS – Patents and Other Intellectual Property” or in a corresponding section of our next Annual Report on Form 10-K:

We hold three issued U.S. patents (6,379,957; 6,531,588; and 6,806,046) relating to our human immunodeficiency virus genotyping product known as ViroSeq® HIV-1 Genotyping System. These patents are currently set to expire in 2018. Our U.S. and corresponding foreign patent applications relating to BHL’s Kinesin-Like Protein 6 (KIF6) test and LPA genotype test are currently pending. Foreign patent applications are pending in Europe, Canada and Japan. If the applications relating to the KIF6 test are granted as patents, they will expire in 2026, if not extended. If the applications relating to the LPA genotype test are granted as patents, they will expire in 2028, if not extended. We have also obtained non-exclusive licenses to a number of third party patents and patent applications covering technologies that are used in our products. The term of these licenses is generally for the life of the relevant patents.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Asset Impairment – Goodwill and Indefinite Lived Intangible Assets, page 59

Comment No. 4:

Please disclose the following with respect to your goodwill impairment assessment related to your Lab Services reporting unit:

•	Percentage by which fair value exceeded carrying value as of the date of the goodwill impairment assessment date;

•

Your assumptions, such as discount rates, cash flows, projected growth rates, terminal value growth rates, earnings multiples, etc. used in determining the fair value, as well as why you believe assumptions used under the income approach are reasonable;

•

Your assumptions, such as the multiple or multiples of market value to book value, transaction premiums, adjustments to the market value to reflect differences in control and marketability, etc. used in determining the fair value, as well as why you believe assumptions used under the market approach are reasonable;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response to Comment No. 4:

In response to the Staff’s comments above, we propose to include in our next Annual Report on Form 10-K (or in an interim report if there are circumstances indicating there may be a possible impairment), expanded disclosures relating to reporting units or indefinite-lived trademark intangible assets for which there is a risk of failing step one of our impairment test.

Attached as an Exhibit is a draft of our proposed expanded disclosures using the data contained in our Annual Report on Form 10-K for the year ended December 26, 2009. Similar disclosures will be made in our next Annual Report on Form 10-K under “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Financial Statements

Comment No. 5:

You disclose under risk factors on page 44 that your development and commercialization of diagnostic products could be harmed if collaborators or licensees fail to perform under their agreements or if they terminate those agreements. Please disclose the terms and conditions of your significant collaboration agreements, including the amount and triggering event of any up-front payments, milestone payments, royalty arrangements and any other financial consideration.

Response to Comment No. 5:

In connection with the Staff’s comment, we have reviewed our existing agreements relating to the development and commercialization of diagnostic products. We have determined that, following the termination of our alliance agreement with Abbott in October 2008, we no longer have any significant collaboration agreements, the loss of which could harm our efforts to develop and commercialize our diagnostic products. Accordingly, in our next Quarterly Report on Form 10-Q we will delete the referenced risk factor and revise our risk factor titled “Commercialization of our diagnostic products is dependent on our agreement with Abbott Molecular, Inc.” as follows:

Commercialization of our diagnostic products is dependent on our agreement with Abbott Molecular, Inc., and we could be harmed if Abbott or other distributors fail to perform under or terminate their agreements with us.

We lack our own sales organization to sell our diagnostic products to unaffiliated clinical testing laboratories. Accordingly, we rely on the efforts of our distributor, Abbott Molecular, Inc., for the sales, promotion, and distribution of most molecular diagnostic products manufactured by us. Our revenues under the agreement are dependent on Abbott’s sales price to end-users, which may change over reporting periods. Our ViroSeq® HIV-1 Genotyping System, cystic fibrosis and HLA products are mature products that represent a majority of our product revenues. Current market conditions are leading to pricing declines for these products that may not be offset by increased growth in the overall market or our ability to increase our market share for these products, resulting in declining revenue for these products. In addition, a majority of the sales of our diagnostics products and Abbott’s m2000 products are made outside the United States and are subject to foreign exchange effects. Changes in foreign exchange rates will have an effect on the revenue of Celera through both product sales and the royalties we receive on m2000 product sales. Although this is a long-term arrangement, the agreement contains provisions that could result in early termination if there is an uncured material breach of the agreement by either party or upon specified insolvency events, among other matters. The amount and timing of resources to be devoted to sales activities by Abbott are generally not within our control. Failure by Abbott to devote sufficient resources to the distribution of our products or the termination of the distribution agreement could harm our operating results and financial condition.

We expect that other distribution and similar agreements we enter into in the future, if any, will have similar terms and limitations. Furthermore, even if these agreements contain commitments regarding commercialization activities, our distributors may not perform their obligations as expected. If they terminate their agreements or otherwise fail to conduct their activities in a timely manner, or at all, the commercialization of our diagnostic products may be delayed or prevented. If we take on the responsibility for commercializing our diagnostic products on our own or through a new distributor, we may be required to devote additional resources to such activities. Any reallocation of additional resources to product commercialization may harm our operating results and financial condition.

Note 22 – Segment Information, page 121

Comment No. 6:

Depreciation and amortization expense represents 29%, 82% and 44% of operating (loss) income in 2009, the six months December 27, 2008 and the 2008 fiscal year. The majority of the depreciation and amortization expense was allocated to the Corporate segment over these three periods. Please disclose the nature and amount of assets and the depreciation and amortization expense allocated to the Corporate segment. Please also disclose the nature and effect of any asymmetrical allocations to segments as contemplated by ASC 280-10-50-29e.

Response to Comment No. 6:

In response to the Staff’s comments above, we propose to include in the Segment Information note in future filings the following draft disclosure. This draft disclosure uses the data contained in our Annual Report on Form 10-K for the year ended December 26, 2009:

Assets, including purchased intangible assets, are allocated to their respective segments, except for cash, cash equivalents and short-term investments which are allocated to the Corporate segment. All amortization of purchased intangible assets, $10.2 million, $5.1 million and $7.1 million for the year ended December 26, 2009, the six months ended December 27, 2008 and the year ended June 30, 2008, respectively, is allocated to the Corporate segment.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Three Months Ended March 27, 2010 Compared to Three Months Ended March 28, 2009 Revenues, page 21

Comment No. 7:

You disclose that the decrease in revenues for the Lab Services segment is due to lower reimbursements. Please quantify the reduction in revenues for the three months ended March 31, 2010 due to the increase in reimbursement rate of Medicare and other government healthcare programs as a result of the health-care reform bill as well as their expected effects on your future results of operations and financial position.

Response to Comment No. 7:

In response to the Staff’s comments above, revenues for our Lab Services segment for the three months ended March 27, 2010 decreased by $0.2 million compared to the three months ended March 28, 2009 as a result of a 1.9% reduction in Medicare laboratory rates effective January 1, 2010. In future filings we will quantify and disclose significant changes in revenue caused by changes to Medicare reimbursement rates. We do not derive significant revenue from other government healthcare programs.

In March 2010, U.S. federal legislation was enacted to reform healthcare. The legislation provides for reductions in the Medicare clinical laboratory fee schedule of 1.75% for five years beginning in 2011 and also includes a productivity adjustment which reduces the CPI market basket update beginning in 2011.

For the year ended December 26, 2009, approximately 28% of our consolidated revenues were reimbursed by Medicare under the clinical laboratory fee schedule. The ultimate impact of the legislation on the Company is unknown. We will continue to monitor the impact of the legislation and include disclosure in our future filings where appropriate.

Schedule 14A filed April 14, 2010

Director Nomination Process, page 11

Comment No. 8:

We note that you have not disclosed whether, and if so, how, your nominating committee considers diversity in identifying nominees for director. Please provide this information. See Item 407(c)(2)(vi) of Regulation S-K for guidance.

Response to Comment No. 8:

As disclosed on page 11 of the Proxy Statement, our Board of Directors seeks independent directors who collectively represent a broad range of talent, skill, expertise and experience, and also focuses on ensuring that the Board as a whole reflects a mix of experience and backgrounds that will allow the Board to fulfill its responsibilities. However, neither our Nominating and Corporate Governance Committee nor our Board of Directors has adopted a formal policy with regard to the consideration of diversity in the director nomination process. We will clarify the disclosure in our next Proxy Statement by adding a specific statement that neither our Nominating and Corporate Governance Committee nor our Board of Directors has adopted a formal policy with regard to the consideration of diversity in the director nomination process.

As requested, we hereby acknowledge that:

i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

ii)	the comments of the Staff and disclosures by the Company in its filings with the Commission in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

iii)	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at (510) 749-4244.

Very truly yours,

/s/ Scott Milsten
Scott Milsten Senior Vice President, General Counsel and Corporate Secretary

cc:	Ugo DeBlasi, Senior Vice President, Chief Financial Officer, Celera Corporation

Richard H. Ayers, Audit and Finance Committee Chair, Celera Corporation

Christopher Kaufman, Latham & Watkins LLP

Exhibit A

Goodwill and Indefinite Lived Intangible Assets

We test goodwill for impairment at the reporting unit level annually during the fourth quarter, or earlier if a significant change in circumstances occurs that would affect the long-term prospects of the reporting unit. We have concluded that our operating segments should be considered as our reporting units for goodwill impairment purposes. If the carrying value of goodwill is determined to be impaired, the amount of goodwill is reduced and a corresponding charge is made to earnings in the period in which the goodwill is determined to be impaired.

A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired, and the second step of the test is not required. If necessary, the second step of the impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

The first step of the goodwill impairment review involves the determination of the fair value of our reporting units. This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations and the interpretation of current economic indicators and market valuations. Furthermore, the development of the present value of future cash flow projections include assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates. We also make certain assumptions about future market conditions, market prices, interest rates, and changes in business strategies. Changes in assumptions or estimates could materially affect the determination of the fair value of a reporting unit, and therefore could eliminate the excess of fair value over carrying value of a reporting unit entirely and, in some cases, could result in impairment. Such changes in assumptions could be caused by the termination of our exclusive distributor agreement, significant reductions in Medicare and other reimbursement rates, or a significant decline in the demand for our services. In the event we determine that our goodwill is impaired, we would be required to record a non-cash charge that could result in a material adverse effect on our results of operations and financial position.

We utilize two methods to determine the fair value of our reporting units: (i) the income approach; and (ii) the market approach. The income approach utilizes the discounted cash flow method, which focuses on the expected cash flow of the reporting unit. In applying this approach, the cash flow available for distribution is calculated for a forecast period and for a terminal year. The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of the value of the business enterprise.

The market approach is comprised of the guideline company and the similar transactions methods. The guideline company method focuses on comparing the reporting unit to select reasonably similar (or guideline) publicly traded companies. Under this method, valuation multiples are: (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value. We identified 11 public companies to use as guideline companies in determining the fair value of our reporting units at December 26, 2009. Revenue multiples of between 1.1 and 1.5 were used in calculating the business enterprise value of our reporting units. As the stock prices of the comparable companies represent minority interests, the calculated equity value of the reporting units was adjusted upwards using a 20% control premium. In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries. For our 2009 annual impairment analysis, we weighted the income approach and the market approach at 75% and 25%, respectively. The income approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the market approach, which was based on multiples of broad-based (i.e., less comparable) companies.

As of December 26, 2009, the fair value of our Lab Services segment, with $103.0 million of goodwill, exceeded its carrying value by approximately 13%. The fair value of our Products segment, with $11.0 million of goodwill, exceeded its carrying value by approximately 60%. To arrive at our cash flow projections utilized in the income approach, we used a reporting unit’s forecast of estimated operating results based on key assumptions such as long-term revenue growth rates, costs and estimates of future anticipated changes in operating margins based on economic and market information. Key assumptions used to determine the fair value of our reporting units at December 26, 2009, were the expected after-tax cash flows for the forecast period and terminal year, terminal growth rates of 5% and 6% and weighted average costs of capital between 17% and 18%. It is reasonably possible that business performance significantly below our expectations or deterioration of market and economic conditions could occur. This would adversely impact our ability to meet our projected results, which could cause the goodwill related to our Lab Services or Products segments to become impaired. For example, if the Lab Services segment is not successful in commercializing new genetic tests or if our exclusive distributor terminates its agreement with us relating to our Products segment, the revenue and income for these segments could adversely and materially deviate from their historical trends and could cause goodwill to become impaired. If any goodwill becomes impaired, we would be required to record a non-cash charge that could have a material adverse effect on our results of operations or financial position.

Indefinite lived intangible assets are tested for impairment during the fourth quarter of each year, or more frequently if a significant change in circumstances occurs indicating that an asset may be impaired. We acquired the Atria and BHL trade names in October 2007; these assets are not subject to amortization and are evaluated for impairment using the relief from royalty method. This requires management to make estimates including forecasted revenue, discount rates and royalty rates.

The trade names were evaluated for impairment during the fourth quarter of 2009 as part of our annual impairment test. As of December 26, 2009, the fair values of our BHL and Atria trade names exceeded their carrying values by approximately 89% and 14%, respectively, and therefore, no impairment was recognized. Key assumptions used to determine the fair value of our trade names at December 26, 2009, were the expected after-tax relief from royalty cash flows for the period of 2010 to 2024, pre-tax royalty rates of 1%, terminal growth rates of 5% and discount rates between 19% and 20%.

We will continue to test indefinite-lived intangible assets for impairment on an annual basis and in each reporting period in which indicators of impairment are present.